UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42853

PLATINUM ANALYTICS CAYMAN LIMITED

(Registrant’s Name)

60 Anson Road, 17-01

Mapletree, Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Suspension of Trading

As previously disclosed in Platinum Analytics Cayman Limited’s (the “Company”) October 9, 2025 Form 6-K and January 30, 2026 Form 20-F, on October 3, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order temporarily suspending trading in the Company’s Class A Ordinary Shares until October 17, 2025. On October 7, 2025 Singapore time, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) seeking certain information and documents, to which the Company timely responded on October 13, 2025.

On October 18, 2025, Nasdaq announced that it had halted trading in the Company’s Class A Ordinary Shares. According to Nasdaq’s announcement, trading was halted pending requests for additional information from the Company.

The Company received follow-up requests for information from Nasdaq on November 11, 2025. The Company timely responded to these follow-up requests on November 24, 2025. As Nasdaq’s requests were continuing in nature, the Company submitted supplemental responses to Nasdaq in December 2025 and January 2026.

Following the foregoing events, on April 21, 2026, the Company received additional supplemental requests for information and documents from Nasdaq. The Company timely responded to these additional requests on May 6, 2026.

The Company is cooperating fully with the inquiries from Nasdaq and relevant regulatory authorities. The Company is unaware as to when, or if, trading in the Company’s Class A Ordinary Shares on Nasdaq will resume, and there can be no assurance of such development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM ANALYTICS CAYMAN LIMITED

Date: May 11, 2026	By:	/s/ Huiyi Zheng
	Name:	Huiyi Zheng
	Title:	Chief Executive Officer